FOR IMMEDIATE RELEASE

CONTACT: Michael Pryce-Jones (202) 721-6079

CTW INVESTMENT GROUP WELCOMES LEADING PROXY ADVISORY FIRM RECOMMENDATION AGAINST DOMINO’S PIZZA’S SAY ON PAY

WASHINGTON, D.C.–Leading independent proxy advisor, Glass Lewis, is opposing approval of Domino’s Pizza, Inc.’s (NYSE:DPZ) advisory vote on executive pay. Domino’s will hold its annual shareholder meeting in Ann Arbor, Michigan on April 21st.

The recommendation comes two weeks after the CtW Investment Group wrote to fellow investors calling on them to oppose Domino’s “Say-on-Pay.” The Investment Group’s letter described excessive CEO pay - $46 million in 3-year realizable pay for CEO Patrick Doyle -- and the potentially risky focus on short-term performance in the company’s pay plans. This is the second consecutive year Domino’s has faced criticism over its pay practices, with 30% of votes cast opposing the re-election of Compensation Committee Chairman Andrew Balson and 24% against “Say-on-Pay” last year.

“Shareholders sent a strong message to Domino’s last year that pay reform is critical, and recent performance at the company doesn’t mean that shareholders will endorse an unhealthy and bloated pay practices,” said Dieter Waizenegger, Executive Director of the CtW Investment Group. “The failure to address investors’ pay concerns make the shareholder proposal on proxy access all the more necessary.”

In its report, Glass Lewis states “shareholders should be seriously concerned by the Company’s lack of transparency” regarding key aspects of its pay plan. Echoing the concerns of the CtW Investment Group, the report also expresses concern that the long-term incentive awards, in vesting based on one-year performance, “may inadvertently incentivize excessive risk taking to achieve short-term performance goals at the expense of more sustainable long-term growth.”

Institutional Shareholder Services, another leading proxy advisory firm, also called out the “extreme short-range orientation of the company’s incentive plans,” stating that “along with a sole focus on adjusted annual income as a performance metric, raise risks that could ultimately jeopardize sustained long-term value.”

Both ISS and Glass Lewis are also recommending support for a shareholder proposal calling on the company to adopt proxy access. As one of the first proxy access proposals coming to a vote this year, and following agreements at Yum! Brands (NYSE: YUM) and Wendy’s Co. (NYSE: WEN) to implement proxy access, investors will also be watching closely how the company responds to what is likely to be significant investor support for the proposal.

The CtW Investment Group works with pension funds sponsored by affiliates of Change to Win - a federation of unions representing over six million members - to enhance long-term shareholder value through active ownership. These funds have $250 billion in assets under management and are substantial Domino’s shareholders.

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